UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.  20549


                                         SCHEDULE 13G

                           Under the Securities Exchange Act of 1934


                                     Molten Metal Technology, Inc.

                                               Common

                                              608712105

Check the following box if a fee is being paid with this statement (X). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO.  608712105  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for:  Sun Banks, Inc.
      as Parent Holding Company; Third National Corporation as Parent Holding Company and in various fiduciary capacities.
      58-1575035
- ------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) _______
                                                          (B) _______
- ------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
- ----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    1,215,900
                          ---------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  -0-
                          ---------------------------------------------

EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 1,618,950
                          ---------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      2,000
- ----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,655,150
- ------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
- ------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.49%
- ------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC, BK and IA



CUSIP NO.  608712105  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunBank Capital Management, N. A. as Parent Holding Company and in various fiduciary capacities.
      59-2920504
- ------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) _______
                                                           (B) _______
- ------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
- ----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    1,181,700
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  -0-
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 1,562,600
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      -0-
- ----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,562,600
- ------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
- ------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.07%
- ------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        BK



                        SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                       SCHEDULE 13G
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)    Name of Issuer:
- ---------    --------------
             Molten Metal Technology, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:
- ---------    -----------------------------------------------
             51 Sawyer Road
             Waltham, Massachusetts  02154

Item 2(a)    Name of Person Filing:
- ---------    ---------------------
             SunTrust Banks, Inc. as Parent Holding Company for Sun Banks, Inc.; as Parent Holding Company for Trust Company of Georgia and in various fiduciary capacities.


Item 2(b)    Address of Principal Business Office(s):
- ---------    ---------------------------------------
             25 Park Place, N.E.
             Atlanta, Georgia  30303

Item 2(c)    Citizenship:
- ---------    -----------
             SunTrust Banks, Inc. is a Georgia corporation; Sun Banks,
             Inc. is a Florida corporation; SunBank Capital Management, N. A. is a Florida banking association; Trust Company of Georgia is a Georgia corporation.

Item 2(d)    Title of Class of Securities:
- ---------    ----------------------------
             Common

Item 2(e)    CUSIP Number:
- ---------    ------------
             608712105



Item 3       Type of Person:
- ------       --------------
             (b) Bank as defined in section 3(a)(6) of the Act.
             (g) Parent holding company, in accordance with para. 240,13d-
                 1(1)(ii)(H).
             (e) Investment advisor registered under Section 203 of the
                 Investment Advisers Act of 1940.

Item 4        Ownership:
- ------        ---------

              Amount Beneficially Owned.  1,655,150

              (b) Percent of Class:   7.49%

              (c) Number of Shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:  1,215,900

                 (ii)  Shared power to vote or to direct the vote:  -0-

                (iii)  Sole power to dispose or to direct the disposition of:
                       1,618,950

                 (iv)  Shared power to dispose or the direct the disposition of: 2,000




Item 5     Ownership of Five Percent or Less of Class:
- ------     ------------------------------------------
           Not Applicable

Item 6     Ownership of More than 5 Percent of Behalf of Another Person:
- ------     ------------------------------------------------------------
           See Exhibit B

Item 7     Identification and Classification of the Subsidiary Which
- ------     Acquired the Security Being Reported on By the Parent Holding
           Company:
           ------------------------------------------------------------
           See Item 2 and Exhibit C

Item 8     Identification and Classification of Members of the Group:
- ------     ---------------------------------------------------------
           Not Applicable

Item 9     Notice of Dissolution of Group:
- ------     ------------------------------
           Not Applicable

Item 10    Certification:
- -------    -------------
           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

           Signature:
           ---------
           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 3, 1995

SunTrust Banks, Inc.

By        /s/ Dennis B. Dills
          -------------------------
          Dennis B. Dills, Senior Vice President,
          SunTrust Banks, Inc. and Trust Company of Georgia




                                          EXHIBIT A

     The shares reported are held by one or more bank subsidiaries of Sun Banks, Inc. and Trust Company of Georgia subsidiaries of SunTrust Banks, Inc., in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

     Certain of the shares included in shared voting authority are held in agency accounts and co-fiduciary accounts and co-fiduciary accounts in nominee registration. These are voted by the banks under revocable authority of trust accounts and therefore, are reported as shared voting authority.






                                    EXHIBIT B

     Various co-trustees share the power to direct distribution of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends. The following person or persons have the rights and/or powers when combined that exceed 5% of the class.








                                 EXHIBIT C

                                  Sole     Shared      Sole      Shared
                                Voting     Voting    Power to   Power to
Name of Person Filing            Power      Power     Dispose    Dispose

Sun Banks, Inc. as Parent
Holding Company for:

SunBank/South Florida and in         -0-        -0-        -0-       2,000
Various Fiduciary Capacities
501 E Las Olas Blvd.
Ft. Lauderdale, Florida  33301

SunBanks, N. A. and in               -0-        -0-     56,350         -0-
Various Fiduciary Capacities
200 South Orange Ave.
Orlando, Florida  32801

SunBank Capital Management,    1,181,700        -0-   1,562,600        -0-
N.A. and in Various Fiduciary
Capacities
200 South Orange Ave.
Tower, 8th Level
Orlando, Florida,  32801

Trust Company of Georgia as
Parent Holding Company for:

Trust Company Bank and in        34,200        -0-        -0-         -0-
Various Fiduciary Capacities
25 Park Place
Atlanta, Georgia   30302

Shares Beneficially Owned    1,655,150

SunTrust Banks, Inc.
25 Park Place, N.E.
Atlanta, Georgia  30303


February 3, 1995

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a
Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Molten Metal Technology, Inc. Common Stock.

A $100.00 filing fee for this filing has been wired to the Mellon Bank in Pittsburgh, Pennsylvania.

A paper copy of this filing in the EDGAR submission format is also being forwarded to you.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
- ---------------------
Cynthia S. Walker
Trust Officer

c:    Molten Metal Technology Inc.
      National Association of Securities Dealers